SELFRIDGES&Co

02 NOV 20 AM 9:14

Our Ref. 50005

The Securities & Exchange Commission
Office of International Corporation Finance
450 Fifth Street NW
Washington DC 20549
U S A

02060330

22 October 2002

Dear Sirs

SUPPL

Re: Selfridges File No: 82-4818

Please find enclosed copies of recent announcements made to the London Stock Exchange on 22 October 2002.

Yours faithfully

Ann Shrimpton
Company Secretary's Office

PROCESSED
DEC 17 2002
THOMSON FINANCIAL

Encs.

\StockExchange\SEC.Let.22.10.02.doc

View Announcement

status list

Announcement Details

Company	Headline	Embargo	Last Update	Add Dist	Replac
Selfridges PLC	Holding(s) in Company		15:20 22 Oct 02		

Full Announcement Text

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) Name of company

Selfridges plc

2) Name of shareholder having a major interest

Legal & General Investment Management Limited

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

HSBC GLOBAL CUSTODY NOMINEE (UK) LTD A/C 775245 - 731,425

HSBC GLOBAL CUSTODY NOMINEE (UK) LTD A/C 360509 - 163,269

HSBC GLOBAL CUSTODY NOMINEE (UK) LTD A/C 357206 - 3,545,348

HSBC GLOBAL CUSTODY NOMINEE (UK) LTD A/C 866203 - 182,000

5) Number of shares/amount of stock acquired

Not Known

6) Percentage of issued class

N/A

7) Number of shares/amount of stock disposed

N/A

8) Percentage of issued class

N/A

9) Class of security

Ordinary Shares of 25p each

10) Date of transaction

Not Known

11) Date company informed

21st October 2002

12) Total holding following this notification

4,622,042

13) Total percentage holding of issued class following this notification

2.99%

14) Any additional information

15) Name of contact and telephone number for queries

Sarah Lewis - 020 7318 3019

16) Name and signature of authorised company official responsible for making this notification

Mark Young, Company Secretary

Date of notification 22nd October 2002

END

View Announcement

status list

Announcement Details

Company	Headline	Embargo	Last Update	Add Dist	Replac
Selfridges PLC	Holding(s) in Company		15:24 22 Oct 02		

Full Announcement Text

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) Name of company

Selfridges plc

2) Name of shareholder having a major interest

Prudential plc

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

PRUCLT HSBC GIS NOM(UK) PAC AC - 3,480,725

PRUCLT HSBC GIS NOM(UK) PPL AC - 1,091,309

ROY NOMS LTD 578060 - 220,000

5) Number of shares/amount of stock acquired

Not Known

6) Percentage of issued class

N/A

7) Number of shares/amount of stock disposed

N/A

8) Percentage of issued class

N/A

9) Class of security

Ordinary Shares of 25p each

10) Date of transaction

Not Known

Not Known

11) Date company informed

22nd October 2002

12) Total holding following this notification

4,792,034

13) Total percentage holding of issued class following this notification

3.11%

14) Any additional information

15) Name of contact and telephone number for queries

Sarah Lewis - 020 7318 3019

16) Name and signature of authorised company official responsible for making this notification

Mark Young, Company Secretary

Date of notification ..22nd October 2002

END